

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

David B. Becker
Chairman and Chief Executive Officer
First Internet Bancorp
9200 Keystone Crossing, Suite 800
Indianapolis, Indiana

> **Re:** **First Internet Bancorp**
> **Amendment No. 1 to Form 10**
> **Filed January 18, 2013**
> **File No. 001-35750**

Dear Mr. Becker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Lending Activities, page 2

1. We note your response with regard to comment 4 of our letter dated December 27, 2012. Please answer this comment with regard to your CRE portfolio, rather than your C&I portfolio.

Underwriting Procedures and Standards, page 7

2. We note your response to comment 1 from our comment letter dated December 27, 2012; however, the disclosure appears too broad to provide investors with an understanding of your underwriting policies. Please revise this section to include a more robust discussion, including specific loan to value ratios, credit score thresholds and if you engage in sub-prime lending (please provide your definition of sub-prime), and other relevant information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate McHale, staff attorney, at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: David C. Worrell, Esq.
Joshua Colburn, Esq.
Faegre Baker Daniels LLP